SCHEDULE A

TO THE ADMINISTRATION AGREEMENT

FOR

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

(Effective as of August 22, 2024)

The Administrator receives a pro-rata portion of the following annual fee on behalf of each Fund for administrative services: 0.075% of the first $10 billion of average daily net assets of each Fund, plus 0.050% of average daily net assets of each Fund between $10 billion and $20 billion, plus 0.025% of average daily net assets of each Fund between $20 billion and $25 billion, plus 0.010% of the average daily net assets of each Fund over $25 billion.

Name
JPMorgan Inflation Managed Bond ETF
JPMorgan International Research Enhanced Equity ETF
JPMorgan Market Expansion Enhanced Equity ETF[1]
JPMorgan Realty Income ETF
JPMorgan High Yield Municipal ETF
JPMorgan Sustainable Municipal Income ETF
JPMorgan Limited Duration Bond ETF
JPMorgan Equity Focus ETF

[1]	To be renamed JPMorgan Small & Mid Cap Enhanced Equity ETF on or about September 30, 2024.

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J.P. Morgan Exchange-Traded Fund Trust on behalf of itself and each of its Funds

By:	/s/ Timothy J. Clemens

Name:	Timothy J. Clemens

Title:	Treasurer

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel

Name:	Brian S. Shlissel

Title:	Managing Director